Dana Incorporated
3939 Technology Drive
Maumee, Ohio  43537

February 15, 2017
Via facsimile and EDGAR submission

Ms. Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Dana Incorporated
Form 10-K for the year ended December 31, 2015
Form 10-Q for the quarter ended September 30, 2016
File No. 001-01063

Dear Ms. Raminpour:

On behalf of Dana Incorporated (“Dana”), I submit our response to the comment in your letter dated December 27, 2016 related to Dana’s Form 10-Q for the quarter ended September 30, 2016 filed with the Securities and Exchange Commission (the “Commission”) on October 20, 2016.  Our response to the comment is set forth below.  For ease of reference, the comment is also set forth below in its entirety.

Form 10-Q for the Quarter Ended September 30, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 43

1.	We note your presentation of the non-GAAP measure “operating liquidity.” Please revise to include a statement disclosing the reasons why management believes that presentation of this non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations and a statement disclosing the additional purposes for which the management uses the non-GAAP financial measure in accordance with Item 10(e)(1)(i) of Regulation S-K.

Response:

Our presentation of the non-GAAP measure “operating liquidity” included an adjustment to reduce liquidity for cash and marketable securities, net of deposits supporting obligations, held by a wholly-owned subsidiary that could only be transferred out of the subsidiary with the approval of its independent board member.  Given the potential limitation with accessing this component of our liquidity we deemed it prudent to reduce the liquidity figure reported to investors accordingly.  Following the sale of this wholly-owned subsidiary in December 2016, we are no longer presenting the non-GAAP measure “operating liquidity” and have not presented the non-GAAP measure in our Form 10-K for the year ended December 31, 2016 filed with the Commission on February 10, 2017.

Please contact me at 419-887-5410 if you require additional information.

Very truly yours,

/s/ Jonathan M. Collins
Jonathan M. Collins
Executive Vice President and Chief Financial Officer